

July 28, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

     RE: **Miami International Securities Exchange, LLC ("MIAX")**
            Amendment 2021-11 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-11 to the Form 1 Application of MIAX, which includes the following changes:

> Exhibit C – Updated Committees of Minneapolis Grain Exchange, LLC; updated Officers of Miami International Technologies, LLC
>
> Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 07/28/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

21009029

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: July 28, 2021   By: _Barbara J. Comly_____
                                              Barbara J. Comly
                                              EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.   MIAMI INTERNATIONAL HOLDINGS, INC.

1.   *Name*: Miami International Holdings, Inc.
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4.   *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   <u>Officers of Miami International Holdings, Inc.</u>

   The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark Wetjen	Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer
Mark G. Bagan	Executive Vice President – US Futures Strategy
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti

Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development

Name	Title
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Jiganti
Paul Kenyon
Benjamin Londergan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf
Joseph Sellitto
Erik Swanson
Christopher L. Whittington
George Wolf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Roli Bhotika	Vice President – Head of Business Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development

Name	Title
Matthew McFarland	Vice President – Derivative Products and Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Michael Golding
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti

Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1.   *Name*: Miami International Technologies, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4.   *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Harish Jayabalan	Senior Vice President – Chief Information Security Officer
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Charles Blades	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E.   MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Mark Wetjen	Chief Executive Officer
Joseph W. Ferraro III	President

Name	Title
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F.   THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Bye-Laws dated August 24, 2001, are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
John Wight
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
Jesse Marie B. Green	Chief of Staff & Assistant Secretary
James D. Facente, Jr.	Director & Chief Risk Officer – Market Operations, Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
Steve Fanady, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Steve Fanady
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I.   M 44 HOLDINGS, LLC

1.   *Name*: M 44 Holdings, LLC
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 21, 2019.

4.   *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") was wholly-owned by Miami International Holdings, Inc. until March 30, 2021.

5.   *Brief description of business or functions*: M 44 was a holding company for certain investments.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 44 Holdings, LLC</u>

The following persons were the officers of M 44 Holdings, LLC until March 30, 2021:

Name	Title
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer

<u>Directors of M 44 Holdings, LLC</u>

The following persons were the directors of M 44 Holdings, LLC until March 30, 2021:

Name
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 44 ceased business on March 30, 2021 when a Certificate of Cancellation was filed in the State of Delaware.

J. M 401 CORPORATION

1. *Name*: M 401 Corporation
    Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 25, 2020.

4. *Brief description of nature and extent of affiliation*: M 401 Corporation ("M 401") was wholly-owned by Miami International Holdings, Inc., which was the applicant's 100% owner until December 4, 2020.

5. *Brief description of business or functions*: M 401 was a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 401 Corporation

The following persons were the officers of M 401 Corporation until December 4, 2020:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 401 Corporation

The following persons were the directors of M 401 Corporation until December 4, 2020:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 401 ceased business on December 4, 2020 when M 401 merged

with and into MGEX Holdings, Inc. ("MGEX Holdings"), a Delaware corporation associated with MGEX. MGEX Holdings thereafter merged with and into M 402 Holdings, LLC with M 402 Holdings, LLC surviving the merger.

K.   MIAX GLOBAL, LLC

1.   *Name*: MIAX Global, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4.   *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

     Officers of MIAX Global, LLC

     The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L.   MIAX PRODUCTS, LLC

1.   *Name*: MIAX Products, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4.   *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: Development of financial products.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated January 25, 2019 are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated January 25, 2019 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M.   BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
   Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	President, Chief Executive Officer & Chief Compliance Officer
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Charles Blades	Controller

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of July 26, 2021, including the information set forth in items 1-6 above.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/7/2013

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600

Chicago   IL   60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8- 68957

CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 11/18/2015

Membership Activities:

Clearance

International Tele #

SEC #: 8- 23522

CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor

New York   NY   10036

Tele #: (212) 885-4000

Approval Date: 10/10/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 34344

CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 4/21/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 11/1/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor

Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 12/7/2012

Membership Activities:

Primary Lead, Lead, Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building

388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 5/1/2019

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 8177

CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor

New York   NY   10010

Tele #: (212) 325-2000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 00422

CRD #: 816

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700

San Francisco   CA   94104

Tele #: (415) 293-3956

Approval Date: 11/2/2015

Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 42415

CRD #: 31730

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000

Chicago   IL   60606

Tele #: (312) 986-2006

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503

CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500

Chicago   IL   60661

Tele #: (312) 542-1000

Approval Date: 8/31/2015

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 51241

CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878

CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street

New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 1/15/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129

CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400

Chicago   IL   60605

Tele #: (312) 347-8864

Approval Date: 10/20/2014

Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 47762

CRD #: 37484

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.

New York   NY   10022

Tele #: (212) 715-2830

Approval Date: 2/25/2020

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 68126

CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor

3 World Trade Center

New York   NY   10007

Tele #: (212) 293-1444

Approval Date: 3/29/2017

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68430

CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300

Chicago   IL   60606

Tele #: (312) 244-3300

Approval Date: 8/26/2014

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 52600

CRD #: 104143

INSTINET, LLC

Worldwide Plaza

309 West 49th Street

New York   NY   10019

Tele #: (212) 310-9500

Approval Date: 3/27/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669

CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor

Greenwich   CT   06830

Tele #: (203) 618-5710

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257

CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York   NY   10179

Tele #: (212) 272-2000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 35008

CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor

New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52275

CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor

New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 66813

CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor

New York   NY   10022

Tele #: (212) 284-2300

Approval Date: 9/15/2014

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074

CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600

Chicago   IL   60654

Tele #: (312) 205-8900

Approval Date: 12/9/2019

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 52989

CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900

Chicago   IL   60603

Tele #: (312) 334-8000

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 48255

CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor

NY1-100-06-01

New York   NY   10036

Tele #: (646) 743-1295

Approval Date: 12/7/2012

Membership Activities:

Clearance

International Tele #

SEC #: 8- 33359

CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway

New York   NY   10036

Tele #: (212) 761-4000

Approval Date: 12/7/2012

Membership Activities:

All Market Maker & Electronic Exchange Options Memberships

International Tele #

SEC #: 8- 15869

CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300

Chicago   IL   60601

Tele #: (312) 821-9500

Approval Date: 1/27/2015

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 66083

CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500

Chicago   IL   60604

Tele #: (312) 444-8000

Approval Date: 7/22/2015

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 8-50422

CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.

Jersey City   NJ   07399

Tele #: (201) 413-2000

Approval Date: 3/12/2013

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 17574

CRD #: 7560

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100

Chicago   IL   60604

Tele #: (312) 360-2440

Approval Date: 9/20/2013

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 68556

CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 11/23/2016

Membership Activities:

Registered Market Maker

International Tele #

SEC #: 8- 37520

CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 47034

CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.

New York   NY   10013

Tele #: (212) 625-5700

Approval Date: 9/12/2017

Membership Activities:

Primary Lead, Lead, Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 68090

CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019
          Tele #: (203) 719-3000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VOLANT SECURITIES, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
          Tele #: (312) 692-5000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth   MN   55447
          Tele #: (952) 345-6611

Approval Date: 5/13/2015

Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles   CA   90017
          Tele #: (213) 688-8090

Approval Date: 12/7/2012

Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202
          Tele #: (704) 410-1913

Approval Date: 4/11/2014

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
          Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604
          Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 47484
CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago   IL   60605
          Tele #: (312) 235-0320

Approval Date: 11/28/2018

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65860
CRD #: 126201

Total BD Firms 44